



Investor Presentation

Three Part Advisors, LLC
Southwest IDEAS Investor Conference
Dallas, TX

November 20, 2014

Forward-Looking Statements

Certain statements and information provided in this presentation are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements concerning plans, objectives, goals, projections, strategies, future events or performance, and underlying assumptions and other statements, which are not statements of historical facts. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effect on us and do not include the impact of future acquisitions. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate. Our forward-looking statements involve significant risks and uncertainties (some of which are beyond our control) and assumptions that could cause actual results to differ materially. The forward-looking statements speak only as of the date of this presentation. Investors are cautioned not to rely unduly upon these forward-looking statements. The Company undertakes no obligation to update these forward-looking statements, except as required by law.

Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, general economic and business conditions, which will, among other things, affect demand for new residential and commercial construction; our ability to successfully identify, manage, and integrate acquisitions; the cyclical nature of, and changes in, the real estate and construction markets, including pricing changes by our competitors; governmental requirements and initiatives, including those related to mortgage lending or mortgage financing, funding for public or infrastructure construction, land usage, and environmental, health, and safety matters; disruptions, uncertainties or volatility in the credit markets that may limit our, our suppliers' and our customers' access to capital; our ability to successfully implement our operating strategy; weather conditions; our substantial indebtedness and the restrictions imposed on us by the terms of our indebtedness; our ability to maintain favorable relationships with third parties who supply us with equipment and essential supplies; our ability to retain key personnel and maintain satisfactory labor relations; and product liability, property damage, and other claims and insurance coverage issues.

For additional information regarding known material factors that could cause our actual results to differ from our projected results, please see "Risk Factors" in our Form 10-K and our Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission. All written and oral forward-looking statements in this presentation are expressly qualified by these "Risk Factors."

US CONCRETE



Company Overview

U.S. Concrete Overview

Business Overview

- U.S. Concrete is one of the largest non-integrated concrete producers in the U.S.

  - National producer of ready-mixed concrete

- Headquartered in Euless, TX

- Trades on NASDAQ under ticker "USCR"

  - Market capitalization of $369.2 million[1]

  - Total Enterprise Value of $495.2 million[2]



Financial Overview

- LTM 9/30/14 Revenue: $672.3 million (90.6% ready-mixed; 4.3% aggregates)[3]

- LTM 9/30/14 Adjusted EBITDA: $66.7 million[4]



[1] Based on USCR stock price of $26.05 as of 11/14/14 and diluted shares outstanding of 14.173 million as of 11/14/14
[2] Enterprise value is defined as market capitalization plus debt less cash and cash equivalents
[3] Excludes $19.4 million of internal aggregates sales that are eliminated in consolidation
[4] Adjusted EBITDA is a non-GAAP financial measure, see page 25 for more information

US CONCRETE

Strong Positions in Attractive Markets



17 Ready-Mixed
9 Ready-Mixed
1 Aggregate
71 Ready-Mixed
5 Aggregates
11 Volumetric
5 Ready-Mixed
1 Recycled Agg
3 Agg Import
NY
14 Ready-Mixed
PA
4 Aggs.
NJ
2 Ready-Mixed
DC
DE
READY-MIXED PLANTS
VOLUMETRIC READY-MIXED FACILITIES
AGG PRODUCTION FACILITIES
RECYCLED AGGREGATES
AGG IMPORT DOCKS
CORPORATE HEADQUARTERS

US CONCRETE

Growth Driven by Key Sectors

Energy





Texas/Oklahoma



Technology





Northern California



Financial Services





New York/New Jersey



Government





Washington, D.C.





Significant Quality Asset Base



Ready-Mixed Concrete

129 ready-mixed concrete plants

5.6 million cubic yards of concrete sold LTM 9/30/14

1,000+ ready-mixed concrete trucks

Leading market position in four regions with attractive fundamentals



Aggregates - primary focus is supply of USCR ready-mixed operations

10 aggregate production facilities and 1 aggregate recycle operation

3 aggregate import docks

4.0 million tons of aggregates produced LTM 9/30/14

Over 80 million tons of owned and leased reserves



US CONCRETE

Strong Historical Performance Trend

Volume ('000)



Average Selling Price



Revenue ($mm)



Adjusted EBITDA ($mm)



US CONCRETE

Improved Year-over-Year Performance

(in millions, except ASP)









Ready-Mixed Top Line Drivers



Solid Capital Structure



($ millions)

As of September 30, 2014				
8.5% Senior Secured Notes due December 1, 2018	$ 200.0		Cash	$ 94.2
$175mm ABL Revolver expiring October 2, 2018	0.0		Net Debt	125.9
Other Debt	20.1		Equity Value[1]	369.2
Total Debt	220.1		Enterprise Value	495.2

LTM Adjusted EBITDA	$ 66.7
Total Debt/LTM Adjusted EBITDA	3.3x
Net Debt/LTM Adjusted EBITDA	1.9x

[1] Based on USCR stock price of $26.05 as of 11/14/14 and diluted shares outstanding of 14.173 million as of 11/14/14

Historical Stock Price



USCR - Nasdaq
As of 11/14/14 – $26.05
52 Week Low – $20.60
52 Week High – $28.64
Avg Daily Vol (3m) – 87.6K



Industry Overview

Large, Fragmented Market

Ready-Mixed Concrete Market Size




Annual Revenue	$30.0 B
Ready-Mixed Concrete Producers	2,000
Ready-Mixed Concrete Plants	5,500

Increasing vertical integration among cement, aggregates and concrete producers

Source: National Ready-Mixed Concrete Association

US CONCRETE

Focused on Key End Use Markets

- Commercial and industrial sectors generate higher margins
- Streets and highways often self-performed by construction companies

2013 Ready-Mixed Concrete Volume

Total U.S. Market



Commercial & Industrial 16%

Street, Highway, & Other Public Works 65%

Residential 19%

Source: McGraw-Hill Construction market outlook for 2013 as of Q4 2013

U.S. Concrete, Inc.



Street, Highway, & Other Public Works 17%

Commercial & Industrial 62%

Residential 21%

Source: U.S. Concrete, Inc.

Evidence of Strength in our Regional Markets

Housing starts in U.S. Concrete served regional markets
2-Year Compound Annual Growth Rate, 2011-2013



Source: United States Census Bureau – Building Permits Survey

US CONCRETE



Company Focus and Strategy

Continued Focus on Improved Performance



Pursue strategic development opportunities



Focus on ready-mixed concrete and aggregates



Continue to aggressively manage cost structure



Grow company while maintaining strong balance sheet and liquidity

US CONCRETE

Acquisition Strategy

Continue to expand within existing regional markets through concrete bolt-ons and vertical integration into aggregates

Expand concentrically around existing regions

Also considering selected larger-scale opportunities in new geographies

- Strong, stable markets with promising growth profile
- Appealing market structures
- Defensible positions of scale with barrier to entry

US CONCRETE

Recent Acquisitions

New York Sand and Stone
New York Metro area (October 2014)

- Asset Deal
- Assumed leases for 2 waterside aggregate distribution facilities
- Eases distribution to eastern metro New York market

Custom-Crete
Dallas, Houston, Austin, San Antonio (October 2014)

- Asset Deal
- 11 volumetric ready-mixed concrete facilities and 61 volumetric concrete trucks
- Expands presence to all four major metropolitan areas in Texas

City Concrete & Pitts Ready Mix
Wichita Falls, TX area (August 2014)

- Asset deal
- Three plants – 24 mixer trucks
- Grows footprint in West Texas

Choice Ready Mix
Tye, TX (March 2014)

- Asset deal
- Single plant facility
- Strengthens position in greater Abilene market of West Texas

Red River Sand & Gravel
Thackerville, OK (March 2014)

- Greenfield
- Single facility
- Addresses DFW's sand shortage

Young Ready-Mix
Brady, TX (February 2014)

- Asset deal
- Single plant facility
- Expands footprint in West Texas

Bodin Concrete
Dallas, TX (July 2013)

- Asset deal
- Acquired out of bankruptcy
- Three facilities – three plants (volume – 100K cyds/year)

Bode Companies
San Francisco, CA (October 2012)

- Stock deal
- Single facility – three plants (volume – 260K cyds/year)
- 41 mixer trucks

US CONCRETE

USCR Competitive Advantage



National Support	Selected Regional Franchises	Local Presence	**Success**
- Strong Leadership - Operating excellence - Group-wide sourcing - Central IT & support - Focused R&D	- Healthy regional economies - Vertically integrated synergies - Best practice execution - Concentrated Purchasing Power	- Deep market knowledge - Fast & flexible delivery - Customer relationships - High end product offering	- Superior returns - Excellent reputation - Supplier of choice - Accelerated growth potential

Large company resources – local company entrepreneurship

Sustainability Leadership



- Leader in low CO_2 concrete



- Founding partner of Carbon Leadership Forum and Building Health Initiative



- First ready-mix company in North America to adopt and receive verified Environmental Product Declarations (EPDs) for its concrete mixes



- 17 Green-Star certified plants



- Employ extensive sustainable operational practices across the enterprise

US CONCRETE

Benefits of Our Sustainable Strategy



Increase product demand

Sustainable demand growing; expected share by 2015: 55% of all commercial & institutional construction (USGBC, 2012)



Competitive advantage and clear differentiation

USCR's technology/innovations drive the development of engineered mixes that reduce carbon footprint, while delivering higher performing concrete, compared to traditional concrete



Reduced material cost/yd; greater margin potential

Low-CO_2 mixes utilize lower cost, cement replacement materials, while offering equal to or higher performance compared to traditional concrete



Greater business flexibility

Cement companies remain focused on core: *cement* production and utilization

US CONCRETE

Investment Highlights

1 Favorable exposure to commercial projects with higher margins and barriers to entry

2 High quality asset base in attractive markets

3 Well positioned to benefit from rebound in construction market

4 Long-term diversified customer base

5 Focus on sustainable leadership and strategy

6 Strong financial performance and conservative balance sheet

7 Experienced management team

US CONCRETE

Disclosure of Non-GAAP Financial Measures

U.S. CONCRETE, INC.
ADDITIONAL STATISTICS
(In thousands, unless otherwise noted; unaudited)

We report our financial results in accordance with generally accepted accounting principles in the United States ("GAAP"). However, our management believes that certain non-GAAP performance measures and ratios, which our management uses in managing our business, may provide users of this financial information additional meaningful comparisons between current results and results in prior operating periods. See the following table for presentations of our adjusted EBITDA and adjusted EBITDA margin for the years 2012 and 2013 and the first nine months of 2013 and 2014.

We define adjusted EBITDA as our net income (loss) from continuing operations plus the provision (benefit) for income taxes, net interest expense, depreciation, depletion and amortization, reorganization costs, noncash impairments, derivative (income) loss, expenses related to the departure of our former CEO, expenses related to the relocation of our corporate headquarters, gain (loss) on extinguishment of debt and non-cash stock compensation expense. We define adjusted EBITDA margin as the amount determined by dividing adjusted EBITDA by total revenue. We have included adjusted EBITDA and adjusted EBITDA margin in the accompanying tables because they are often used by investors for valuation and for comparing our financial performance with the performance of other building material companies. We also use adjusted EBITDA to monitor and compare the financial performance of our operations. Adjusted EBITDA does not give effect to the cash we must use to service our debt or pay our income taxes and thus does not reflect the funds actually available for capital expenditures. In addition, our presentation of adjusted EBITDA may not be comparable to similarly titled measures other companies report.

Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, our reported operating results or cash flow from operations or any other measure of performance prepared in accordance with GAAP.

US CONCRETE

Reconciliation of Non-GAAP Financial Measures

(in thousands, except per share amounts)	Year Ended December 31,		Nine Months Ended September 30,	
	2012	2013	2013	2014
Adjusted EBITDA¹ reconciliation:				
Net Loss from Continuing Operations	$ (25,749)	$ (18,390)	$ (12,970)	$ 19,760
Income tax (benefit) expense	(3,760)	1,155	1,710	1,540
Interest expense, net	11,344	11,332	7,837	15,145
Derivative loss	19,725	29,964	25,829	2,306
Depreciation, depletion and amortization	15,676	18,984	14,090	16,392
Loss (gain) on extinguishment of debt	2,630	(985)	(2,631)	-
Expenses related to corporate headquarters relocation	2,484	550	512	-
Officer severance	275	245	245	-
Non-cash stock compensation expense	2,512	5,429	4,721	2,647
Adjusted EBITDA	$ 25,137	$ 48,284	$ 39,343	$ 57,790
Adjusted EBITDA margin	4.7%	7.9%	8.7%	11.0%

¹ Adjusted EBITDA is defined as income (loss) from continuing operations, plus income tax provision (benefit), net interest expense, derivative loss related to our Convertible Notes and Warrants, depreciation, depletion and amortization, loss on early extinguishment of debt, expenses related to our corporate headquarters relocation, officer severance, and non-cash stock compensation expense.

US CONCRETE





Investor Presentation

Three Part Advisors, LLC
Southwest IDEAS Investor Conference
Dallas, TX

November 20, 2014